UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 1, 2026

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Utz Brands, Inc.

File No. 5-90714– CTR#12332

Utz Brands, Inc. and Intersnack Group GmbH & Co. KG submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits to a Schedule 13E-3 filed on August 24, 2026, and a Schedule 13E-3/A filed on September 24, 2026.

Based on representations by Utz Brands, Inc. and Intersnack Group GmbH & Co. KG that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public:

Exhibit 16(c)(ii)
Exhibit 16(c)(xxiv)
Exhibit 16(c)(xxvi)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tiffany Posil
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance